UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. __)

                          SUNRISE ASSISTED LIVING, INC.
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
                         (Title of Class of Securities)

                                    86768K106
                                 (CUSIP Number)

                      FRR Investments Limited c/o Unsworth
                          & Associates Herengracht 483,
                               1017 BT, Amsterdam.
                          Tel. No.: 011-31-20-622-3243

                                 with a copy to:

                 RCW Holdings S.A.R.L. c/o Unsworth & Associates
                      Herengracht 483, 1017 BT, Amsterdam.
                          Tel. No.: 011-31-20-622-3243
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)


                                December 20, 1999
                     (Date of Event which Requires Filing of
                                 this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box |_|

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No.  86768K106                                         Page 2 of 15 Pages
          -----------

1         Names of Reporting Persons
          I.R.S. Identification Nos. Of Above Persons (entities only)

          RCW Holdings S.A.R.L.

2         Check the Appropriate Box if a Member of a Group                (a)[X]
          (See Instructions)                                              (b)[ ]

3         SEC Use Only


4         Source of Funds (See Instructions)

          WC

5         Check if Disclosure of Legal Proceedings is Required Pursuant
          to Items 2(d) or 2(e)                                              [ ]


6         Citizenship or Place of Organization

          Luxemburg

                                7         Sole Voting Power

           NUMBER OF                      1,452,300
            SHARES
      BENEFICIALLY OWNED        8         Shared Voting Power
      BY EACH REPORTING
            PERSON                        0
             WITH
                                9         Sole Dispositive Power

                                          1,452,300

                                10        Shared Dispositive Power

                                          0

11        Aggregate Amount Beneficially Owned by Each Reporting Person

          1,452,300

12        Check if the Aggregate Amount in Row (11) Excludes Certain Shares
          (See Instructions)                                                 [ ]

13        Percent of Class Represented by Amount in Row (11)

          6.6%

14        Type of Reporting Person (See Instructions)

          CO

                                  SCHEDULE 13D

CUSIP No.  86768K106                                         Page 3 of 15 Pages
          -----------

1         Names of Reporting Persons
          I.R.S. Identification Nos. Of Above Persons (entities only)

          RCW Equities Limited

2         Check the Appropriate Box if a Member of a Group                (a)[X]
          (See Instructions)                                              (b)[ ]

3         SEC Use Only


4         Source of Funds (See Instructions)

          N/A

5         Check if Disclosure of Legal Proceedings is Required Pursuant
          to Items 2(d) or 2(e)                                              [ ]


6         Citizenship or Place of Organization

          Cayman Islands

                                7         Sole Voting Power

           NUMBER OF                      1,452,300
            SHARES
      BENEFICIALLY OWNED        8         Shared Voting Power
      BY EACH REPORTING
            PERSON                        0
             WITH
                                9         Sole Dispositive Power

                                          1,452,300

                                10        Shared Dispositive Power

                                          0

11        Aggregate Amount Beneficially Owned by Each Reporting Person

          1,452,300

12        Check if the Aggregate Amount in Row (11) Excludes Certain Shares
          (See Instructions)                                                 [ ]

13        Percent of Class Represented by Amount in Row (11)

          6.6%

14        Type of Reporting Person (See Instructions)

          CO

                                  SCHEDULE 13D

CUSIP No.  86768K106                                         Page 4 of 15 Pages
          -----------

1         Names of Reporting Persons
          I.R.S. Identification Nos. Of Above Persons (entities only)

          RCW Overseas Limited

2         Check the Appropriate Box if a Member of a Group                (a)[X]
          (See Instructions)                                              (b)[ ]

3         SEC Use Only


4         Source of Funds (See Instructions)

          N/A

5         Check if Disclosure of Legal Proceedings is Required Pursuant
          to Items 2(d) or 2(e)                                              [ ]


6         Citizenship or Place of Organization

          Cayman Islands

                                7         Sole Voting Power

           NUMBER OF                      1,452,300
            SHARES
      BENEFICIALLY OWNED        8         Shared Voting Power
      BY EACH REPORTING
            PERSON                        0
             WITH
                                9         Sole Dispositive Power

                                          1,452,300

                                10        Shared Dispositive Power

                                          0

11        Aggregate Amount Beneficially Owned by Each Reporting Person

          1,452,300

12        Check if the Aggregate Amount in Row (11) Excludes Certain Shares
          (See Instructions)                                                 [ ]

13        Percent of Class Represented by Amount in Row (11)

          6.6%

14        Type of Reporting Person (See Instructions)

          CO

                                  SCHEDULE 13D

CUSIP No.  86768K106                                         Page 5 of 15 Pages
          -----------

1         Names of Reporting Persons
          I.R.S. Identification Nos. Of Above Persons (entities only)

          The LMR Issue Trust

2         Check the Appropriate Box if a Member of a Group                (a)[X]
          (See Instructions)                                              (b)[ ]

3         SEC Use Only


4         Source of Funds (See Instructions)

          N/A

5         Check if Disclosure of Legal Proceedings is Required Pursuant
          to Items 2(d) or 2(e)                                              [ ]


6         Citizenship or Place of Organization

          Guernsey, Channel Islands

                                7         Sole Voting Power

           NUMBER OF                      1,452,300
            SHARES
      BENEFICIALLY OWNED        8         Shared Voting Power
      BY EACH REPORTING
            PERSON                        0
             WITH
                                9         Sole Dispositive Power

                                          1,452,300

                                10        Shared Dispositive Power

                                          0

11        Aggregate Amount Beneficially Owned by Each Reporting Person

          1,452,300

12        Check if the Aggregate Amount in Row (11) Excludes Certain Shares
          (See Instructions)                                                 [ ]

13        Percent of Class Represented by Amount in Row (11)

          6.6%

14        Type of Reporting Person (See Instructions)

          OO

                                  SCHEDULE 13D

CUSIP No.  86768K106                                         Page 6 of 15 Pages
          -----------

1         Names of Reporting Persons
          I.R.S. Identification Nos. Of Above Persons (entities only)

          FRR Investments Limited

2         Check the Appropriate Box if a Member of a Group                (a)[X]
          (See Instructions)                                              (b)[ ]

3         SEC Use Only


4         Source of Funds (See Instructions)

          WC

5         Check if Disclosure of Legal Proceedings is Required Pursuant
          to Items 2(d) or 2(e)                                              [ ]


6         Citizenship or Place of Organization

          Cayman Islands

                                7         Sole Voting Power

           NUMBER OF                      1,452,300
            SHARES
      BENEFICIALLY OWNED        8         Shared Voting Power
      BY EACH REPORTING
            PERSON                        0
             WITH
                                9         Sole Dispositive Power

                                          1,452,300

                                10        Shared Dispositive Power

                                          0

11        Aggregate Amount Beneficially Owned by Each Reporting Person

          1,452,300

12        Check if the Aggregate Amount in Row (11) Excludes Certain Shares
          (See Instructions)                                                 [ ]

13        Percent of Class Represented by Amount in Row (11)

          6.6%

14        Type of Reporting Person (See Instructions)

          CO

                                  SCHEDULE 13D

CUSIP No.  86768K106                                         Page 7 of 15 Pages
          -----------

1         Names of Reporting Persons
          I.R.S. Identification Nos. Of Above Persons (entities only)

          The FRR Trust

2         Check the Appropriate Box if a Member of a Group                (a)[X]
          (See Instructions)                                              (b)[ ]

3         SEC Use Only


4         Source of Funds (See Instructions)

          N/A

5         Check if Disclosure of Legal Proceedings is Required Pursuant
          to Items 2(d) or 2(e)                                              [ ]


6         Citizenship or Place of Organization

          Guernsey, Channel Islands

                                7         Sole Voting Power

           NUMBER OF                      1,452,300
            SHARES
      BENEFICIALLY OWNED        8         Shared Voting Power
      BY EACH REPORTING
            PERSON                        0
             WITH
                                9         Sole Dispositive Power

                                          1,452,300

                                10        Shared Dispositive Power

                                          0

11        Aggregate Amount Beneficially Owned by Each Reporting Person

          1,452,300

12        Check if the Aggregate Amount in Row (11) Excludes Certain Shares
          (See Instructions)                                                 [ ]

13        Percent of Class Represented by Amount in Row (11)

          6.6%

14        Type of Reporting Person (See Instructions)

          OO

                                  SCHEDULE 13D

CUSIP No.  86768K106                                         Page 8 of 15 Pages
          -----------

1         Names of Reporting Persons
          I.R.S. Identification Nos. Of Above Persons (entities only)

          The Monument Trust Company Limited

2         Check the Appropriate Box if a Member of a Group                (a)[X]
          (See Instructions)                                              (b)[ ]

3         SEC Use Only


4         Source of Funds (See Instructions)

          N/A

5         Check if Disclosure of Legal Proceedings is Required Pursuant
          to Items 2(d) or 2(e)                                              [ ]


6         Citizenship or Place of Organization

          Guernsey, Channel Islands

                                7         Sole Voting Power

           NUMBER OF                      1,452,300
            SHARES
      BENEFICIALLY OWNED        8         Shared Voting Power
      BY EACH REPORTING
            PERSON                        0
             WITH
                                9         Sole Dispositive Power

                                          1,452,300

                                10        Shared Dispositive Power

                                          0

11        Aggregate Amount Beneficially Owned by Each Reporting Person

          1,452,300

12        Check if the Aggregate Amount in Row (11) Excludes Certain Shares
          (See Instructions)                                                 [ ]

13        Percent of Class Represented by Amount in Row (11)

          6.6%

14        Type of Reporting Person (See Instructions)

          CO

Item 1.  Security and Issuer.

         This statement relates to the common stock, par value $0.01 per share (the "Common Stock") of Sunrise Assisted Living, Inc., a Delaware corporation (the "Issuer"). The address of the Issuer's principal executive offices is 7902 Westpark Drive, McLean, Virginia 22102.


Item 2.  Identity and Background.

         (a) The names of the persons filing this statement are RCW Holdings S.A.R.L., a Luxembourg corporation ("RCW Holdings"), RCW Equities Limited, a Cayman Islands corporation ("RCW Equities"), RCW Overseas Limited, a Cayman Islands corporation ("RCW Overseas"), The LMR Issue Trust, a Guernsey, Channel Islands trust (the "LMR Issue Trust"), FRR Investments Limited, a Cayman Islands corporation ("FRR Investments"), The FRR Trust, a Guernsey, Channel Islands trust (the "FRR Trust") and The Monument Trust Company Limited, a Guernsey, Channel Islands corporation (the "Trustee" and, collectively with RCW Holdings, RCW Equities, RCW Overseas, the LMR Issue Trust, FRR Investments and the FRR Trust, the "Reporting Persons"). The Reporting Persons are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Exchange Act.

                  RCW Equities owns 100% of the equity of RCW Holdings, RCW Overseas owns 100% of the equity of RCW Equities and the LMR Issue Trust owns 100% of the equity of RCW Overseas. The FRR Trust owns 100% of the equity of FRR Investments. RCW Holdings, RCW Equities, the LMR Issue Trust, FRR Investments and the FRR Trust are directly or indirectly controlled by the same trustee.

                  The names of the managers of RCW Holdings are J.B. Unsworth and Henry Reichmann. The names of the directors and executive officers of RCW Equities are J.B. Unsworth and Henry Reichmann. The names of the directors and executive officers of RCW Overseas are J.B. Unsworth and Henry Reichmann. The names of the directors and executive officers of FRR Investments are J.B. Unsworth and Henry Reichmann. The names of the directors and executive officers of the Trustee are Simon Brooks, Stephen John Harlow, Simon Richard Henning, Geoffrey Robert Le Page, Andrew John Tabemer, Ansel Edwin Holder and Kenneth Rayner.

         (b) The business address of RCW Holdings is RCW Holdings S.A.R.L. c/o Unsworth & Associates, Herengracht 483, 1017 BT, Amsterdam. The business address of each of the managers of RCW Holdings is RCW Holdings S.A.R.L. c/o Unsworth & Associates, Herengracht 483, 1017 BT, Amsterdam. The business address of RCW Equities is RCW Equities Limited c/o Unsworth & Associates, Herengracht 483, 1017 BT, Amsterdam. The business address of each of the directors of RCW Equities is RCW Equities Limited c/o Unsworth & Associates, Herengracht 483, 1017 BT, Amsterdam. The business address of RCW Overseas is RCW Overseas Limited c/o Unsworth & Associates, Herengracht 483, 1017 BT, Amsterdam. The business address of each of the directors of RCW Overseas is RCW Overseas Limited c/o Unsworth & Associates, Herengracht 483, 1017 BT, Amsterdam. The business address of the LMR Issue Trust is Manor Place, St. Peter Port, Guernsey, Channel Islands.

                  The business address of FRR Investments is FRR Investments Limited c/o Unsworth & Associates, Herengracht 483, 1017 BT, Amsterdam. The business address of each of the directors of FRR Investments is FRR Investments Limited c/o Unsworth & Associates, Herengracht 483, 1017 BT, Amsterdam. The business address of the FRR Trust is Manor Place, St. Peter Port, Guernsey, Channel Islands. The business address of the Trustee is The Monument Trust Company Limited, P.O. Box 236, Canada Court, St. Peter Port, Guernsey, Channel Islands, GY1 4LE. The business address of each of the directors and executive officers of the Trustee is as follows:

         Simon Brooks                   14 New Street, St. Peter Port, Guernsey
         Stephen John Harlow            14 New Street, St. Peter Port, Guernsey
         Simon Richard Henning          14 New Street, St. Peter Port, Guernsey
         Geoffrey Robert Le Page        14 New Street, St. Peter Port, Guernsey
         Andrew John Tabemer            14 New Street, St. Peter Port, Guernsey
         Ansel Edwin Holder             Canada Court, Upland Road, St. Peter Port, Guernsey
         Kenneth Rayner                 Canada Court, Upland Road, St. Peter Port, Guernsey.

         (c) RCW Holdings is a corporation whose principal business is to hold, finance and participate in investments. RCW Equities is a corporation whose principal business is to hold, finance and participate in investments. RCW Overseas is a corporation whose principal business is to hold, finance and participate in investments. The LMR Issue Trust is a trust whose principal business is to hold assets on behalf of the beneficiaries of the trust.

                  FRR Investments is a corporation whose principal business is to hold, finance and participate in investments. The FRR Trust is a trust whose principal business is to hold assets on behalf of the beneficiaries of the trust. The Trustee is a corporation whose principal business is to provide professional trustee and corporate management services.

                  The present principal occupation of each of the managers of RCW Holdings is a corporate executive. The present principal occupation of each of the directors of RCW Equities is a corporate executive. The present principal occupation of each of the directors of RCW Overseas is a corporate executive.

                  The present principal occupation of each of the directors of FRR Investments is a corporate executive. The present principal occupation of each of the directors and executive officers of the Trustee is as follows:

         Simon Brooks                   Chartered Accountant
         Stephen John Harlow            Chartered Accountant
         Simon Richard Henning          Chartered Accountant
         Geoffrey Robert Le Page        Accountant
         Andrew John Tabemer            Chartered Accountant
         Ansel Edwin Holder             Managing Director - Banking
         Kenneth Rayner                 Head of Trust for British Isles.

         (d) During the past five years, none of the persons referred to in paragraph (a) above has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the past five years, none of the persons referred to in paragraph (a) above has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) RCW Holdings is organized under the laws of Luxembourg. Each of the managers of RCW Holdings is a Canadian citizen.

                  RCW Equities is organized under the laws of the Cayman Islands. Each of the directors and executive officers of RCW Equities is a Canadian citizen.

                  RCW Overseas is organized under the laws of the Cayman Islands. Each of the directors and executive officers of RCW Overseas is a Canadian citizen.

                  The LMR Issue Trust is organized under the laws of Guernsey, Channel Islands.

                  FRR Investments is organized under the laws of Cayman Islands. Each of the directors of FRR Investments is a Canadian citizen.

                  The FRR Trust is organized under the laws of Guernsey, Channel Islands.

                  The Trustee is organized under the laws of Guernsey, Channel Islands. Each of the directors and executive officers of the Trustee is a British citizen.


Item 3.  Source and Amount of Funds or Other Consideration.

         RCW Equities, RCW Overseas, the LMR Issue Trust and the Trustee utilized no funds in the acquisition of the securities of the Issuer triggering the filing of this Schedule 13D by RCW Holdings, RCW Equities, RCW Overseas, the LMR Issue Trust and the Trustee. The securities were acquired by RCW Holdings through open market purchases. RCW Holdings obtained the funds for the purchase of the securities from its working capital.

         The FRR Trust and the Trustee utilized no funds in the acquisition of the securities of the Issuer triggering the filing of this Schedule 13D by FRR Investments, the FRR Trust and the Trustee. The securities were acquired by FRR Investments through open market purchases. FRR Investments obtained the funds for the purchase of the securities from its working capital.


Item 4.  Purpose of Transaction.

         The Reporting Persons have acquired the Common Stock for investment purposes. The Reporting Persons will continuously evaluate their ownership of Common Stock and the Issuer's business and industry. Depending on market conditions and other factors that the Reporting Persons may deem material to their investment decision, each of the Reporting Persons may from time to time acquire additional shares of Common Stock in the open market or in privately negotiated transactions or may dispose of all or a portion of the shares of Common Stock that such Reporting Person now owns or may hereafter acquire. Accordingly, the Reporting Persons should not be considered passive investors.

         None of the Reporting Persons currently has any plans or proposals, though each Reporting Person reserves the right to subsequently devise or implement plans or proposals, which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934 (the "Exchange Act"); or (j) any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer.

         To the best of the Reporting Persons' knowledge based on the information contained in the Issuer's Quarterly Report of Form 10-Q for the quarterly period ending June 30, 1999, the aggregate number of shares of outstanding Common Stock is 21,933,794 shares.

         (a) RCW Holdings directly holds 679,600 shares of Common Stock. RCW Equities, RCW Overseas, the LMR Issue Trust and the Trustee may each, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of such shares. FRR Investments and the FRR Trust may each, pursuant to Rule 13d-5(b)(1) of the Exchange Act, be deemed to be the beneficial owner of such shares.

                  FRR Investments directly holds 772,700 shares of Common Stock. The FRR Trust and the Trustee may each, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of such shares. RCW Holdings, RCW Equities, RCW Overseas and the LMR Issue Trust may each, pursuant to Rule 13d-5(b)(1) of the Exchange Act, be deemed to be the beneficial owner of such shares.

         (b) RCW Holdings, RCW Equities, RCW Overseas, the LMR Issue Trust and the Trustee have sole voting and investment power with respect to the 1,452,300 shares of Common Stock, which represent 6.6% of the issued and outstanding shares of the Common Stock.

                  FRR Investments, the FRR Trust and the Trustee have sole voting and investment power with respect to the 1,452,300 shares of Common Stock, which represent 6.6% of the issued and outstanding shares of the Common Stock.

         (c) During the last 60 days, RCW Holdings has acquired the following shares of Common Stock:


                                           NUMBER OF             PURCHASE PRICE
                  DATE                       SHARES               PER SHARE ($)

                  December 13, 1999          26,200                 $12.2118
                  December 14, 1999          18,400                 $12.2900

These shares were purchased in open market transactions.

                  During the last 60 days, RCW Holdings has sold the following shares of Common Stock:


                                           NUMBER OF               SALE PRICE
                  DATE                       SHARES               PER SHARE ($)

                  December 17, 1999          385,000                $11.0600

These shares were sold privately to LMR Global Holdings S.A.R.L.

                  During the last 60 days, FRR Investments has acquired the following shares of Common Stock:


                                           NUMBER OF             PURCHASE PRICE
                  DATE                       SHARES               PER SHARE ($)

                  December 20, 1999          128,700                $11.3523
                  December 21, 1999           52,100                $11.4468
                  December 22, 1999          200,000                $11.6793
                  December 23, 1999          225,800                $11.9713
                  December 27, 1999          154,900                $11.8439
                  December 28, 1999            3,900                $11.8585
                  December 29, 1999            7,300                $11.9110

These shares were purchased in open market transactions.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         RCW Holdings and FRR Investments are both ultimately controlled by Trustee. In addition, RCW Holdings and FRR Investments have agreed to act together for the purpose of holding and voting their respective shares of Common Stock. Therefore, RCW Holdings, RCW Equities, RCW Overseas, LMR Issue Trust, Trustee, FRR Trust and FRR Investments may be deemed to be a group pursuant to
Section 13(d)(3) and Rule 13d-5(b)(1) of the Exchange Act.


Item 7.  Material to be Filed as Exhibits.

         Exhibit 1. Joint Filing Agreement of the Reporting Parties, dated December 30, 1999

                                    Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth on this statement is true, complete and correct.


Dated: December 30, 1999

                                   RCW Holdings, S.A.R.L.


                                   By:  /s/ J.B. Unsworth
                                        -----------------------------
                                   Name: J.B. Unsworth
                                   Title: Manager


                                   RCW Equities Limited


                                   By:  /s/ J.B. Unsworth
                                        -----------------------------
                                   Name: J.B. Unsworth
                                   Title: Director


                                   RCW Overseas Limited


                                   By:  /s/ J.B. Unsworth
                                        -----------------------------
                                   Name: J.B. Unsworth
                                   Title: Director


                                   The LMR Issue Trust by the Monument Trust
                                   Company Limited in its capacity as Trustee


                                   By:  /s/ Geoffrey Le Page
                                        -----------------------------
                                   Name: Geoffrey Le Page
                                   Title: Director


                                   FRR Investments Limited


                                   By:  /s/ J.B. Unsworth
                                        -----------------------------
                                   Name: J.B. Unsworth
                                   Title: Director

                                   The FRR Trust by The Monument Trust Company
                                   Limited in its capacity as Trustee


                                   By:  /s/ Geoffrey Le Page
                                        -----------------------------
                                   Name: Geoffrey Le Page
                                   Title: Director


                                   The Monument Trust Company Limited in
                                   its capacity as Trustee of The LMR
                                   Issue Trust and The FRR Trust


                                   By:  /s/ Geoffrey Le Page
                                        -----------------------------
                                   Name: Geoffrey Le Page
                                   Title: Director